VHGI Holdings, Inc.
103 North Court Street
Sullivan, IN 47822

telephone 812-268-5459

June 26, 2013

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:	Craig D. Wilson, Senior Assistant Chief Accountant David Edgar, Staff Accountant

Re:
VHGI Holdings, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 16, 2012
Form 8-K/A filed May 3, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
File No. 000-17520

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated August 30, 2012 on the above-captioned filings, together with its subsequent letter dated June 6, 2013.  Following are the Company’s responses to such comments:

General

1.
We note that in responses to several of our prior comments, you have indicated that you have revised your disclosures to address the comments.  We are unable to locate the revised disclosures in your response letter or in amended filings.  We will review your revised disclosureonce you have included them in either your next response letter or in amended filings.

RESPONSE:  The Company acknowledges that it has yet to file amendments to the above-captioned reports which contain the revised disclosure in response to prior comments from the staff as set forth in the Company’s letter dated July 19, 2012.  Contemporaneous herewith, the Company has filed its Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 10-K”) and, where applicable, has included such revised disclosure in response to prior staff comments.  Under separate cover we will provide the staff with a courtesy copy of the 2012 10-K keyed to the prior staff comments, as applicable.  At the time the amended reports are filed, we will provide the staff with a courtesy copy of each such amendment, marked to show changes from the original filings and keyed to the prior staff comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Acquisitions, page 5

2.
We note your response to comment 1 from our letter dated May 29, 2012.  We have reviewed your technical report and it does not appear that the coal reserves referenced in your filing meet the definition of a proven or probably reserve as defined in paragraph (a) of Industry Guide 7.  Please revise your disclosure accordingly.  Please note that the United States Securities and Exchange Commission has historically allowed the disclosure of non-reserve coal deposits.  A non-reserve coal deposit is a coal bearing body that has been sufficiently sampled and analyzed in trenches, outcrops, drilling and underground workings to assume continuity between sample points, and therefore warrants further exploration stage work.  However, this coal does not qualify as a commercially viable coal reserve as prescribed by Commission standards until a final comprehensive evaluation based upon unit cost per ton, recoverability, and other material factors concludes legal and economic feasibility.  This material should not included inferred resources and must be presently under your control.

Division of Corporation Finance
United States Securities and Exchange Commission
June 26, 2013

RESPONSE:  We have omitted any reference to coal reserves, as well as non-reserve coal deposits, in our 2012 10-K.  As noted therein, our operations presently remain in exploratory state and we have not yet obtained a reserve report prepared by a engineering firm which will permit us to disclose proven or probably reserves as defined in Industry Guide 7.  As further noted in the 2012 10-K, we expect to obtain such a reserve report at some time in the future.  We will remove all references to reserves from the amended 2011 10-K when filed.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Unaudited Condensed Consolidated Financial Statements

Note 12 – Lily Acquisition, page 17

3.	We note your response to prior comment 13 where you indicate that the minimum fair value of the preferred stock is its liquidation preference of $7 million and we have the following comments:

•
Please explain in further detail why you believe the preferred stock has a fair value of $7 million and clarify how you considered whether the liquidation preference would be collectible by the holder upon liquidation;

RESPONSE:  The Company negotiated in an arms length transaction the purchase of Lily Group, Inc. (“Lily Group”) from Mr. Paul R. Risinger, its sole shareholder (the “Seller”), for aggregate consideration of $24 million in addition to $21 million in assumed liabilities of Lily Group. The $24 million of the consideration was comprised of (i) 700,000 shares of Series A Convertible Preferred Stock (“Series A Preferred”) of VHGI Coal, Inc., a wholly owned subsidiary of the Company and the acquiror of Lily Group (“VHGI Coal”), valued at $7 million which such shares accrueda 5% dividend and had a liquidation preference of $10.00 per share, and (ii) $17 million of an interest bearing secured note. Prior to the closing of the transaction, during the months precedingthe sale of Lily Group to the Company,the Seller had obtained different appraisalsof $50 million to $90 million. The coal reserves required mine development; however, while the costs were quantifiable, there was no guarantee the mine development would be completed. Accordingly, the parties agreed upon the negotiated sales price of $45 million for Lily Group which takes into account these unknowns and the additional anticipated funds the Company would need to spend to develop the mine.  Considering the Seller’s historic knowledge and experience in the coal mining business and his historical knowledge of the underlying coal assets and equipment owned by Lily Group, the collectability by himof the liquidation preference of the Series A Preferred upon possible future liquidation of VHGI Coal would have a high degree of assurance.

Division of Corporation Finance
United States Securities and Exchange Commission
June 26, 2013

•
Please explain your consideration of ASC 480 in further detail and tell us why you have classified the preferred stock within stockholder’s equity when you believe it is “liken to a debt instrument;” and

RESPONSE:  We have reconsidered our prior response to the Commission that Series A Preferred Stock was “liken to a debt instrument.” Subsequent to our July 19, 2012 correspondence to the staff in which such explanation was proffered, we determined that the Series A Preferred should have been presented as a “non-controlling interest” in equity of the Company. As a result, the stockholders’ equity of the Company of $524,106 on its previously filed unaudited consolidated balance sheet at March 31, 2012included in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2012 (the “March 2012 Q”) should have been a stockholders’ deficit of ($6,475,894). The accounting for the non-controlling interest in the subsidiary capital should have been presented as “non-controlling interest” equity and added after the presentation of the Company’s equity. We subsequently corrected this error in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2012 as previously filed on November 30,2012(the “June 2012 Q”) and our Quarterly Report on Form 10-Q for the period ended September 30, 2012 as previously filed on December 18, 2012 (the “September 2012 Q”). The related footnote disclosure was also added to these previously filed reports; please see Note 10 in the June 2012 Q and Note 10 in the September 2012 Q. In September 2012 the Seller was named our chief executive officer and during the third quarter of 2012 he exchanged the shares of Series A Preferred for 50,000,000 shares of the Company’s common stock, subject to the increase in authorized common shares, which occurredduring the fourth quarter 2012. This exchange was disclosed in the Current Report on Form 8-K filed on September 25, 2012.  When we file the to-be-amended March 2012 Q we will restate the balance sheet and add the additional footnote disclosure correcting this previous error.

•	Please tell us what consideration was given to whether the conversion feature of the preferred stock should be bifurcated from the host instrument and accounted for a derivativepursuant to ASC 815.

RESPONSE:  The conversion feature of the Series A Preferred provided that the shares were convertible into common stock of VHGI Coal, aggregating to 7% of such subsidiary’s common stock, with the balance being owed by the Company. The conversion of the Series A Preferred into common stock of VHGI Coal was at the discretion of the Seller.  Upon such possible conversion, the Seller would have relinquished the liquidation preference of $7 million and the 5% per annum dividend rights. The terms of the conversion of the Series A Preferred Stock into common stock of VHGI Coal did not provide for the issuance of securities that were readily convertible into cash, as there is no active market for VHGI Coal’s stock. As a result  there was no embedded derivative instrument to be separated from the Series A Preferred to be accounted for as a derivative. We also believe there was no beneficial conversion feature to value as we believe the conversion feature is a value that exceeds the underlying value of the common stock of VHGI Coal at the day of the purchase transaction for the following reasons:

•           VHGI Coal’s sole asset is 100% of the equity of Lily Group which was just acquired for $24 million plus assumed liabilities of approximately $21 million. Should the $7 million of Series A Preferred be converted by the Seller into 7% of common equity in VHGI Coal, in order for such conversion to be a beneficial feature the equity of VHGI Coalwould have needed to exceed $100 million equity valuation ($7 million divided by the non-controlling interest of 7%.  ). As the Company determined at the time of purchase the fair value consideration of Lily Group was included in the debt and equity portion of the purchase price,there is no additional fair value to record.  As a result, the conversion of the Series A Preferred into common shares of the VHGI Coal would have a dilutive effect to the holder of the Series A Preferred .

Division of Corporation Finance
United States Securities and Exchange Commission
June 26, 2013

•           In addition to the mathematical evaluation showing the conversion feature effectively dilutes the value of the Series A Preferred, upon conversion the Seller would have relinquished the liquidation preference and dividend rights of the Series A Preferred, each of which have value in itself, hence another reason there is no beneficial conversion values to record.

4.           We note your response to prior comment 14 and have the following comments:

•	As previously requested, please describe the property and equipment assets that you purchased in greater detail;

•	Please revise your purchase price allocation to reflect the working capital assets, cash, prepaid expenses and accounts receivable you acquired;

RESPONSE:  The to-be-filed amended March 2012 Q will include the disclosure of the assets and liabilities acquired in the Lily Group acquisition substantially in the form of the disclosure which appears in Notes 5 and 7 of the 2012 10-K. We note that the June 2012 Q and the September 2012 Q as previously filed both included additional disclosure of the assets and liabilities acquired, with the caveat “the Company has yet to finalize such amounts acquired.” We note the actual cash and receivables acquired were immaterial to the overall transaction, but have included the detailed disclosure in Note 5 appearing in the 2012 10-K as filed.

•	In light of the significance of these assets to your balance sheet, please tell us what consideration was given to the disclosure requirements of ASC 360-10-50-1;

RESPONSE:  The to-be-filed amended March 2012 Q will include the relevant pro-forma data as required under ASC 360-10-50-1. We note that such data was included in the Note 4 appearing in each of the June 2012 Q and the September 2012 Q, as well as Note 5 appearing in the 2012 10-K, all as previously filed.

•	Also as previouslyrequested, please refer to our compliance with ASC 805-20-25-1 and if no intangible assets were purchased, please revise your disclosure which suggest otherwise; and

RESPONSE:  The to-be-filed amended March 2012 10-Q will include the deletion of the reference to intangible assets acquired. We note that such reference to intangible assets was not contained in Note 5 of the 2012 10-K as filed.  We acknowledge references to intangibles assets were contained in Note 4 to each of the June 2012 Q and September 2012 Q as filed, but note the disclosure included the caveat “the Company has yet to finalize such amounts acquired.”

•	Please revise to add ASC 805-10-50-6 disclosures in your next amendment as applicable.

RESPONSE:  The to-be-filed amendment to the March 2012 Q will disclose the reason for the incomplete allocation of assets and liabilities as of March 31, 2012 attributed to the acquisition of Lily Group, which largely was waiting for an appraisal of such assets acquired to validate managements allocated fair value. The appraisal was not finalized until September 2012.

Division of Corporation Finance
United States Securities and Exchange Commission
June 26, 2013

We trust the foregoing adequately responds to the staff’s comments.  We apologize for the delay in providing these responses.

Please copy James M. Schneider, Esq., Pearlman Schneider LLP, on any future correspondence to us.  Mr. Schneider’s email address is jim@pslawgroup.net and his telephone number is 561-392-9595.

Sincerely, /s/ P. Rick Risinger P. Rick Risinger, Chief Executive Officer